Exhibit 99.4

Notice of Exercise

Dated: December 19, 2012

To: Lai Fan Chu

Re: Notice of Option Exercise

Dear Ms. Chu:

Reference is made to that certain Shares Purchase Option Agreement (the “Agreement”) dated as of October 25, 2010 by and between Jianhui Lai (the “Purchaser”) and Lai Fan Chu (the “Seller”). The Purchaser and the Seller are hereinafter collectively referred to as the “Parties” and each individually as a “Party.” Capitalized terms used herein and not otherwise defined have the respective meanings assigned to them in the Agreement.

By delivery of this Notice of Exercise, I hereby exercise the Option granted to me in the Agreement to purchase 50,000 Option Shares. I further represent and warrant to you that the representations and warranties set forth in Section 6(c) of the Agreement are true and correct on the date of this Notice of Exercise with the same force and effect as if made by the undersigned on the date of this Notice of Exercise.

The Parties hereby agree that the 50,000 Option Shares shall be transferred and delivered to the Purchaser on December 20, 2012 (the “Completion Date”) and the Exercise Price of US$27,934,000.00 shall be paid by the Purchaser to the Seller within 90 Business Days from the Completion Date, and such payment shall satisfy the Purchaser’s payment obligation to the Seller under Section 2(d) of the Agreement. The foregoing sentence shall serve as an amendment to the second sentence of Section 2(d) of the Agreement and supersedes and extinguishes all prior agreements and understandings, oral or written, with respect to such matter.

This Notice of Exercise may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of which shall be considered one and the same instrument.

Very truly yours,

/s/ Jianhui Lai Jianhui Lai

Accepted and agreed by:

/s/ Lai Fan Chu Lai Fan Chu